

Mail Stop 4631

November 13, 2017

Via E-mail
Ms. Barbara Russell
Chief Financial Officer
Tor Minerals International, Inc.
722 Burleson Street
Corpus Christi, TX 78402

Re: **Tor Minerals International, Inc.**
   Form 10-K for the Year Ended December 31, 2016
   Filed March 9, 2017
   File No. 0-17321

Dear Ms. Russell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Item 1 – Business, page 4

1. Please revise future filings to name your significant customer as required by Item 101(c)(1)(vii) of Regulation S-K. In this regard, we note your disclosure on page 12 that you have one customer that represented 24% of your total sales in 2016 and the loss of this customer could have a material impact on your business, operating results and financial condition.

Notes to Consolidated Financial Statements

Note 9 – Income Taxes, page F-23

2.   You disclose that you have recognized deferred tax assets (DTA) of $316,000 related to the U.S. operation and that you have not provided a valuation allowance against the DTA as you believe the DTA is fully recoverable. In light of the cumulative three year loss position the U.S. operation was in at the end of 2016 and the continued losses the U.S. Operation incurred in the first nine months of 2017, please provide us with a comprehensive analysis of the specific positive and negative evidence that you considered in arriving at your conclusion. Your analysis should include the weighting of the evidence that is commensurate with the extent to which it is objectively verified. Refer to ASC 740-10-30-16 through 30-25.

         You may contact SiSi Cheng at (202) 551-5004 or me at (202) 551- 3768 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

Office of Manufacturing and Construction